Filed by Southside Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: OmniAmerican Bancorp, Inc.
Commission File No.: 001-34605

On May 5, 2014, OmniAmerican Bancorp, Inc. posted a video directed to its customers on its external website and a video directed to its employees on its internal website. The transcripts for these videos are set forth below:

OmniAmerican/Southside Customer Video Transcript

Tim Carter on Screen
<Name and title on screen>
Hi, I’m Tim Carter, President and CEO of OmniAmerican Bank and by now you’ve heard the news about our merger with Southside Bank, which is headquartered in Tyler, Texas. I’m excited about this because of what it does for you, our customer and the future that it holds for us. We’ve been working since 1956 to service our over 40,000 customers and over the last several years we have been working very hard to bring technology to the forefront, mobile banking to the forefront, and our new partner in Southside has done the same thing in their market where they have the major market share and the products and services that you’re going to need down the road. What I’d like to do is introduce you to two gentlemen from Southside, Sam Dawson, who’s the President and CEO, and Lee Gibson, who is the CFO, and let you put a face with the name. Thanks so much.

Sam Dawson on Screen
<Name and title on screen>
We want to focus on services and products that are important to you. By combining two strong banks, we believe that we’ll be able to bring the best of breed to you, whether it be from Southside or from OmniAmerican.

Lee Gibson on Screen
<Name and title on screen>
Let me tell you a little bit about Southside, we are based in Tyler with 50 banking centers across Texas. OmniAmerican, as you well know, is a very, very strong bank and an excellent bank and we’re very proud to be able to partner with OmniAmerican. We look forward to serving all of your banking needs with great care and attention.

Sam Dawson on Screen
The first meeting that we had, we were impressed with the executive management team. We think that the management team has done an excellent job over the last several years of moving OmniAmerican to a commercial bank and we feel like that over the next several years, that move will be complete and we will be able to tap the energy, the financial resources of Southside and do what we want to do in the Fort Worth market.

Tim Carter on Screen
Thanks, Sam and Lee. It was good hearing from you. Folks, I want you to know that we care about our customer service, we care about you. We know you might have some more questions, if you do, you can go to our website, <Omni Website on screen> you can go to our Customer Care or go into one of our branches and talk to our folks. For right now, nothing changes. We’re here to provide service for you, products for you, answer your questions and work with you. Thanks for being a valued customer of OmniAmerican Bank.

<OmniAmerican Bank logo>
<Southside Bank logo>

*    *    *

OmniAmerican/Southside Employee Video Transcript

Tim Carter on Screen
<Name and title on screen>
Hello OmniAmericans, this is Tim Carter. You can tell I'm excited and there’s a reason why. I’ve our two partners right next to me who you’re going to see here in just a minute. You’ve heard about and seen and read about our merger with Southside and it’s going to happen and I'm excited about it and it’s because of the culture that these two gentlemen bring and what we’re going to have in Texas area, not only in North Texas, in East Texas and in Central Texas. So I’d like to introduce you to Sam Dawson, who is the President and CEO of Southside, and Lee Gibson, who is the CFO of Southside, and I think when you’ve finished seeing this, you’re going to see why I'm so excited about this.

Sam Dawson on Screen
<Name and title on screen>
Tim, thank you so much. Lee and I are delighted to be with you. We want to tell you a little bit about Southside and want to tell you a little bit about why this deal is so important to us. The first thing we saw when we looked at OmniAmerican was an executive management team that was professional, that knew where they wanted to take the organization and that had the respect of the organization. Then we looked at the community where you work, Fort Worth, one of the dynamic markets in the country. We felt like there was real potential there. We know a little bit about that market because we have some branch locations located in Fort Worth and Arlington. But we felt like that with your footprint, we’d be able to fully tap the potential of the market in Fort Worth. And then lastly, OmniAmerican. We think that the management team has done an excellent job over the last several years of moving OmniAmerican to a commercial bank and we feel like that over the next several years, that move will be complete and we will be able to tap the energy, the financial resources of Southside and do what we want to do in the Fort Worth market.

Lee Gibson on Screen
<Name and title on screen>
We are two organizations with shared goals and shared visions and that’s something we learned the first time we sat down with the Omni executive management team. We visited for over two and a half hours and on the drive home to Tyler, that’s what we shared with each other. That we were excited that we had found a management team that shared a vision similar to Southside’s vision. OmniAmerican Bank is a bank we look forward to partnering with and the reason we look forward to partnering with OmniAmerican is because you have a tremendous bank. You have in place a lot of positive things that we can build on together in this partnership. We look forward to getting to know each and every one of you and look forward to partnering with you and growing our banks together. Thank you.

Tim Carter on Screen
Thanks Sam and Lee. I think you now know why I'm so excited about this transaction and what it means to us in the future. You’re going to be seeing a lot more of these two gentlemen as we move down the road. <Omni Hotline number on screen> Right now though, I know you have a lot of questions and, if you do, I would go to OmniCentral or the Omni Hotline. But the best thing we can do is keep our eyes on the ball, which is our customers and make sure that we understand this transaction, we understand how to talk about it and that we take care of customers, that’s our number one goal. Thanks for everything you do. We’ll see you soon.

<OmniAmerican Bank logo>
<Southside Bank logo>

Forward-Looking Statements

Certain statements of other than historical fact that are contained in this document and in other written materials, press releases and oral statements issued by or on behalf of Southside Bancshares, Inc. (“Southside”) or OmniAmerican Bancorp, Inc. (“OmniAmerican”) may be considered to be "forward-looking statements" within the meaning of and subject to the protections of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance, nor should they be relied upon as representing management's views as of any subsequent date. These statements may include words such as "expect," "estimate," "project," "anticipate," "appear," "believe," "could," "should," "may," "likely," "intend," "probability," "risk," "target," "objective," "plans," "potential," and similar expressions. Forward-looking statements are statements with respect to Southside’s or OmniAmerican’s beliefs, plans, expectations, objectives, goals, anticipations, assumptions, estimates, intentions and future performance and are subject to significant known and unknown risks and uncertainties, which could cause Southside’s or OmniAmerican’s actual results, respectively, to differ materially from the results discussed in the forward-looking statements. For example, statements about the proposed merger involving Southside and OmniAmerican, including future financial and operating results, Southside’s and OmniAmerican’s plans, objectives, expectations and intentions, the expected timing of completion of the merger and other statements are not historical facts. Among the key factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the following: (i) the ability to obtain the requisite Southside and OmniAmerican shareholder approval; (ii) the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; (iii) the risk that a condition to the closing of the merger may not be satisfied; (iv) the timing to consummate the proposed merger; (v) the risk that the businesses will not be integrated successfully; (vi) the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; (vii) disruption from the transaction making it more difficult to maintain relationships with customers, employees or vendors; (viii) the diversion of management time on merger-related issues; and (ix) liquidity risk affecting Southside’s and OmniAmerican’s abilities to meet its obligations when they come due.

Additional information concerning Southside and OmniAmerican and their respective businesses, including additional factors that could materially affect their respective financial results, is included in each of Southside’s and OmniAmerican’s Annual Report on Form 10-K for the year ended December 31, 2013 under "Business" and Item 1A. "Risk Factors," and in Southside’s and OmniAmerican’s other filings with the Securities and Exchange Commission (the “SEC”). Except as required by law, each of Southside and OmniAmerican disclaims any obligation to update any factors or to announce publicly the result of revisions to any of the forward-looking statements included herein to reflect future events or developments.

Additional Information About the Proposed Merger and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Southside and OmniAmerican, Southside will file with the SEC a Registration Statement on Form S-4, which will include a joint proxy statement of Southside and OmniAmerican and will constitute a prospectus. After the registration statement is declared effective by the SEC, Southside and OmniAmerican will deliver a definitive joint proxy statement/prospectus to their respective shareholders. Southside and OmniAmerican urge investors and security holders to read the definitive joint proxy statement/prospectus regarding the proposed merger WHEN IT BECOMES AVAILABLE, as well as ANY other RELEVANT documents filed with the SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, because they will contain important information about the proposed merger. Investors and security holders may obtain (when available) copies of all documents filed with the SEC regarding the merger, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from (i) Southside’s website (www.southside.com) under the tab “Investor Relations,” and then under the tab “Documents”; (ii) Southside upon written request to Corporate Secretary, P.O. Box 8444, Tyler, Texas 75711; (iii) OmniAmerican’s website (www.omniamerican.com) under the tab “Investor Relations,” and then under the tab “SEC Filings”; or (iv) OmniAmerican upon written request to Keishi High at 1320 South University Drive, Suite 900, Fort Worth, Texas 76107.

Participants in the Solicitation

Southside, OmniAmerican and their respective directors and executive officers may be considered participants in the solicitation of proxies from Southside and OmniAmerican shareholders in connection with the proposed merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Southside and OmniAmerican shareholders in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus that will be filed with the SEC. You can find information about Southside’s directors and executive officers in Southside’s definitive proxy statement filed with the SEC on March 14, 2014 for its 2014 Annual Meeting of Shareholders, as amended. You can find information about OmniAmerican’s directors and executive officers in OmniAmerican’s definitive proxy statement filed with the SEC on April 16, 2014 for its 2014 Annual Meeting of Shareholders. Additional information about Southside’s directors and executive officers and OmniAmerican’s directors and executive officers will also be set forth in the above-referenced preliminary Registration Statement on Form S-4 to be filed with the SEC. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You can obtain, when available, free copies of these documents from Southside and OmniAmerican using the contact information above.